September 23, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Robert Arzonetti
Sebastian Gomez Abero

RE: Graham Holdings Company
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-06714

Dear Mr. Arzonetti and Mr. Abero:

This letter responds to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 19, 2024, (the “Comment Letter”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, of Graham Holdings Company (the “Company”).

Form 10-K for the Year Ended December 31, 2023

Item 11. Executive Compensation, page 46

1.From the disclosure incorporated by reference from page 18 of the Definitive Proxy Statement filed on March 26, 2024, it appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Company Response:

The Company respectfully acknowledges the Staff’s comment. The interactive data for the recovery analysis was inadvertently excluded. The Company agrees and has noted for future filings that the interactive data for a recovery analysis will be included in accordance with Rule 405 of Regulation S-T.

* * * *

Please call me at (703) 345-6470 with any questions or comments you may have regarding this correspondence.

Very truly yours,

/s/ Wallace R. Cooney
Wallace R. Cooney Chief Financial Officer Graham Holdings Company

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